EX-99.A

Press Release No. 04-02

METALLICA RESOURCES ANNOUNCES UPDATE ON THE EL MORRO
PROJECT, CHILE

Toronto, Ontario, February 13, 2004 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) announces that it has received, from Noranda Inc., a 2004 work plan and budget for the El Morro project located in north-central Chile. The work plan indicates that Noranda intends to commence an 8,000-meter drilling program in the fourth quarter of 2004. Additionally, Noranda has provided Metallica with an inferred resource estimate for the El Morro area, from which Metallica has calculated 495 million pounds of copper and 260,000 ounces of gold using a 0.4% copper cutoff. This resource estimate is in addition to the inferred resource estimate that has been previously reported for the La Fortuna area of the El Morro project. Noranda has also provided the results of some preliminary metallurgical tests from the La Fortuna deposit to Metallica.

Work Plan for 2004

Noranda has provided Metallica with a proposed budget of US$1.66 million for 2004 for the El Morro project. This budget includes an 8,000-meter diamond-drilling program scheduled to begin in the fourth quarter, which coincides with the start of the Andean summer. The drill program will be directed principally at the La Fortuna deposit with the objective of further defining the resource and investigating the distribution of the gold and supergene copper mineralization. This work plan and budget may be modified from time-to-time based on results and the new information that is generated.

El Morro Inferred Resource Estimate

Based on the results of 15 diamond-drill and reverse-circulation rotary holes, spaced approximately 200 meters apart, Noranda has estimated an inferred resource for the El Morro area using a linear kriging technique. The result of the study is as follows:

	0.2% Copper Cutoff			0.3% Copper Cutoff			0.4% Copper Cutoff

	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000’s)	(%)	(g/t)	(000’s)	(%)	(g/t)	(000’s)	(%)	(g/t)

Supergene	80,000	0.39	0.15	50,000	0.47	0.18	35,000	0.52	0.20
Primary	110,000	0.30	0.10	50,000	0.36	0.10	10,000	0.44	0.12
Total	190,000	0.34	0.12	100,000	0.41	0.14	45,000	0.50	0.18

The El Morro area is unique in that no central core of porphyry intrusions has been located; rather mineralization is contained entirely with a series of pre-intrusive volcaniclastic sedimentary rocks. The source of the mineralization, most likely a buried intrusive, has yet to be determined. The deposit remains open to the west, northwest and the northeast. At the 0.4% copper cutoff grade the total tonnes and grades equate to approximately 495 million pounds of copper and 260,000 ounces of gold. Additionally, the El Morro inferred resource study shows molybdenum grades ranging from 0.017% to 0.029%, which vary with the copper cutoff grade.

In September 2002, Noranda announced an inferred resource estimate for the La Fortuna area, which is located approximately 5.5 kilometers southeast of the El Morro area. Based on a 0.4% copper cutoff, the La Fortuna zone is estimated to contain an inferred resource of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold.

All drill core samples have been assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Noranda’s Drill Core Sampling and Analysis Protocols, developed through Noranda’s Six Sigma process, were employed to ensure quality assurance and quality control. Geoanalitica, another independent laboratory located in Coquimbo, Chile analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Persons who supervised the design and conduct of work on the El Morro inferred resource estimate was Stanley Clemmer, Senior Resource Geologist, of Noranda Inc.

Preliminary Metallurgical Testing

Preliminary metallurgical testing results from drill core composites on the La Fortuna deposit have been reported. Rougher flotation testing has been conducted on five samples of primary and four samples of supergene mineralization. The rougher flotation recoveries for the primary mineralization ranged between 89% and 95% copper and 69% and 78% gold. The rougher flotation recoveries for the supergene mineralization ranged between 80% and 93% copper and 66% and 82% gold. Cleaner flotation tests on these same samples have been successful in producing a primary concentrate of 29% copper per tonne of concentrate and a supergene concentrate of 35% copper per tonne of concentrate.

Additional metallurgical testing is required to better understand the treatment of the copper mineralization in the supergene zone. Additionally, locked-cycle tests are necessary to produce more realistic simulations of plant concentrates, tails and recoveries.

Ritch Hall, President and CEO of Metallica, stated: “Metallica is delighted that Noranda has indicated its intent to resume drilling on the El Morro project. We are hopeful that the program carries over into the first two quarters of 2005 and look forward to some new and exciting results from this tremendous mineral deposit.”

Noranda has a right to earn a 70% interest in the El Morro project by:

➢	Completing a work commitment of US$10 million on the project, which it has done.

➢	Paying Metallica US$10 million by September 2005.

➢	Completing a bankable feasibility study by September 2007.

➢	Providing 91% of the capital required to develop the project, if requested by Metallica.

In addition to the El Morro project, Metallica owns 100% of the Cerro San Pedro heap leach gold and silver project in central Mexico. Construction of the Cerro San Pedro mine and facilities is scheduled to begin in the first quarter of 2004 with production scheduled for the fourth quarter of 2004. Average annual production for Cerro San Pedro is planned to be 90,500 ounces of gold and 2.1 million ounces of silver, or 120,000 ounces of gold equivalent when using a silver to gold ratio of 70 to 1. The mineable reserves are currently estimated at approximately 1.2 million ounces of gold and 47 million ounces of silver when using gold and silver prices of US$325 and US$4.62 per ounce, respectively. The mine life is currently estimated at 8.3 years and the cash cost is estimated at US$160 per ounce of gold when using the Gold Institute method of calculation and a silver price of US$5.36 per ounce.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It has a current cash position of US$66 million and 81.8 million common shares outstanding. Please visit Metallica’s website at www.metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.